Metrospaces, Inc.
888 Brickell Key Dr., Unit 1102
Miami, FL 33131
December 30, 2015

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, D.C.  20249

Dear Ms. Sobotka:

Re:               Metrospaces, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
Form 10-Q for the period ended September 30, 2015
Filed November 23, 2015
File No. 001-36220

Dear Ms. Sobotka:
This letter is in response to your letter of December 23, 2015, which contained a comment on our Quarterly Report on Form 10-Q for the period ended September 30, 2015.
That comment was as follows:
Form 10-Q for the period ended September 30, 2015
Item 4. Controls and Procedures, page 19
1.            Please tell us how you concluded your disclosure controls and procedures were effective in light of the material weaknesses that were identified as they relate to your internal controls over financial reporting and the fact that your disclosure controls and procedures were ineffective as of December 31, 2014.
In response to that comment, please be advised that the statement made in the report was incorrect as the result of a typographical error which omitted the word “not.” We have remedied this error by filing an amendment to the report containing the corrected statement and an explanatory note setting forth the reason for which the amendment was filed.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Carlos Daniel Silva
Carlos Daniel Silva
Chief Executive Officer